Exhibit 12.2
Idaho Power Company
Consolidated Financial Information
Ratio of Earnings to Fixed Charges and Supplemental Ratio of Earnings to Fixed Charges
(Thousands of Dollars)

	Nine months ended September 30,
		Twelve Months Ended
		December 31,
	2013	2012	2011	2010	2009	2008
RATIO OF EARNINGS TO FIXED CHARGES

Earnings, as defined:
Income from continuing operations before income taxes	$216,026	$204,138	$123,351	$151,347	$158,080	$131,715
Adjust for distributed income of equity investees	5,185	8,509	(9,018)	(6,526)	2,464	(6,772)
Fixed charges, as below	67,553	87,162	86,249	85,579	78,543	77,568
Total earnings, as defined	$288,764	$299,809	$200,582	$230,400	$239,087	$202,511

Fixed charges, as defined:
Interest charges (1)	$66,358	$85,359	$84,626	$84,651	$77,580	$76,711
Rental interest factor	1,195	1,803	1,623	928	963	857
Total fixed charges, as defined	$67,553	$87,162	$86,249	$85,579	$78,543	$77,568
Ratio of earnings to fixed charges	4.27x	3.44x	2.33x	2.69x	3.04x	2.61x

SUPPLEMENTAL RATIO OF EARNINGS TO FIXED CHARGES

Earnings, as defined:
Income from continuing operations before income taxes	$216,026	$204,138	$123,351	$151,347	$158,080	$131,715
Adjust for distributed income of equity investees	5,185	8,509	(9,018)	(6,526)	2,464	(6,772)
Supplemental fixed charges, as below	67,939	87,793	87,035	86,643	80,028	79,358
Total earnings, as defined	$289,150	$300,440	$201,368	$231,464	$240,572	$204,301

Supplemental fixed charges:
Interest charges (1)	$66,358	$85,359	$84,626	$84,651	$77,580	$76,711
Rental interest factor	1,195	1,803	1,623	928	963	857
Supplemental increment to fixed charges (2)	386	631	786	1,064	1,485	1,790
Total supplemental fixed charges	$67,939	$87,793	$87,035	$86,643	$80,028	$79,358
Supplemental ratio of earnings to fixed charges	4.26x	3.42x	2.31x	2.67x	3.01x	2.57x

(1) FIN 48 interest is not included in interest charges.
(2) Explanation of increment - Interest on the guaranty of American Falls Reservoir District bonds and Milner Dam, Inc. notes which are already included in operation expenses.